UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

LKQ Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

501889 20 8

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501889 20 8		Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dean L. Buntrock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,166,207

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 1,166,207

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,166,207

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 501889 20 8		Page 3 of 7 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DBE Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,166,207

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 1,166,207

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,166,207

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer LKQ Corporation
	(b)	Address of Issuer’s Principal Executive Offices 120 North LaSalle Street, Suite 3300 Chicago, IL 60602

Item 2.
	(a)	Name of Person Filing Dean L. Buntrock (“Mr. Buntrock”) and DBE Limited Partnership (the “Partnership”)
	(b)	Address of Principal Business Office or, if none, Residence Oakbrook Terrace Tower One Tower Lane, Suite 2242 Oakbrook Terrace, IL 60181
	(c)	Citizenship Mr. Buntrock is a U.S. citizen The Partnership is an Illinois limited partnership
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 501889 20 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership (at December 31, 2003):
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount owned “beneficially” within the meaning of rule 13d-3:

The 1,166,207 shares of Common Stock beneficially owned includes 958,023 shares owned directly by Mr. Buntrock, 44,500 shares owned directly by the Partnership, and 163,684 shares that Mr. Buntrock has the current right to purchase pursuant to a warrant held by Mr. Buntrock.

(b) Percent of class: 5.9% (based on 19,602,325 shares outstanding as of October 31, 2003, and assuming exercise in full of the warrant described in Item 4(a))
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,166,207
(ii) Shared power to vote or to direct the vote None
(iii) Sole power to dispose or to direct the disposition of 1,166,207
(iv) Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2004

DEAN L. BUNTROCK

Dean L. Buntrock*

DBE LIMITED PARTNERSHIP

By:	Dean L. Buntrock*
Name: Dean L. Buntrock
Title: General Partner

*By:	/s/ Victor M. Casini
Victor M. Casini
Attorney-in-Fact

Exhibit Index

Exhibit 1	Power of Attorney of dated as of September 23, 2003

Exhibit 2	Joint Filing Agreement dated February 13, 2004 by and among Dean L. Buntrock and DBE Limited Partnership